aaiPharma Inc.
2320 Scientific Park Drive
Wilmington, North Carolina 28405

VIA EDGAR AND OVERNIGHT COURIER

May 24, 2002

U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Jeffrey P. Riedler

Re:	aaiPharma Inc.

Registration Statement on Form S-1

SEC File No. 333-85602

Request For Withdrawal

Dear Mr. Riedler:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), aaiPharma Inc. (the “Registrant”) hereby requests that the above-referenced registration statement, filed with the Commission on April 5, 2002 (the “Registration Statement”), be withdrawn effective immediately.

     Pursuant to the Registration Statement, the Registrant proposed to sell additional shares of its $0.001 par value common stock (“Common Stock”), and certain existing stockholders proposed to sell shares of Common Stock (collectively, the “Shares”). The Registrant believes that the terms obtainable in the marketplace at this time are not sufficiently attractive to warrant proceeding with the sale of the Shares. In connection with the filing of the Registrant’s registration statement on Form S-4 filed with the Commission on May 23, 2002, the Registrant has responded to each of the four comments regarding the Registration Statement raised in your May 10, 2002 letter to the Registrant.

     Please be advised that the Registrant has not printed or circulated preliminary prospectuses, nor made any offers or sales under the Registration Statement or in connection with the offering contemplated by the Registration Statement. While the Registrant has no specific plans for a private offering, it may undertake a subsequent private offering in reliance on Rule 155(c) of the Act. The Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account with the Commission for future use.

U.S. Securities and Exchange Commission
May 24, 2002

     If you should have any questions regarding this application, please contact Stephen M. Lynch of Robinson, Bradshaw & Hinson, P.A. at (704) 377-2536.

Sincerely,

aaiPharma Inc.

By:	/s/ Gregory S. Bentley

Gregory S. Bentley Executive Vice President and General Counsel

cc:	Mr. Kevin P. Hands

Mr. Stephen M. Lynch

Mr. John M. Herring

Mr. James S. Scott, Sr.